UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-54A


              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(A) OF THE ACT


The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:    BlackRock Kelso Capital Corporation

Address of Principal Business Office (No. & Street, City, State, Zip Code):
         40 East 52nd Street
         New York, NY 10022

Telephone Number (including area code): (212) 810-5800

Name and address of agent for service of process:
         BlackRock Kelso Capital Corporation
         40 East 52nd Street
         New York, New York  10022
         Attention:  Vincent B. Tritto, Chief Compliance Officer

Copies to:
         Skadden, Arps, Slate, Meagher & Flom LLP
         Four Times Square
         New York, New York  10036
         Attention:  Yousuf I. Dhamee, Esq.

Check one of the following:

[x] The company has filed a registration statement for a class equity securities pursuant to section 12 of the Securities Exchange Act of 1934.
         File Number: 000-51327;  Filing Date: 5/24/2005

[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.


                  The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

                  The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:
Not Applicable

                  The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

                  Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the 26th day of May, 2005.


                                          BLACKROCK KELSO CAPITAL CORPORATION


                                          By:  /s/ Michael B. Lazar
                                               ------------------------------
                                               Name:  Michael B. Lazar
                                               Title: Chief Operating Officer

Attest:

/s/ James R. Maher
-----------------------------
Name:  James R. Maher
Title: Chief Executive Officer